[LINN LETTERHEAD]

October 28, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall
Karl Hiller
Brad Skinner
John Hodgin
Norman von Holtzendorff
Anne Nguyen Parker

Re:	LinnCo, LLC
Linn Energy, LLC
Amendment No. 5 to Registration Statement on Form S-4
Filed October 22, 2013
Response Letters Dated October 21, 2013, October 24, 2013 and October 25, 2013
File No. 333-187484

Linn Energy, LLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 0-51719

Ladies and Gentlemen:

This letter sets forth the responses of LinnCo, LLC (“LinnCo”) and Linn Energy, LLC (“LINN” and, together with LinnCo, the “Registrants”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 25, 2013 (the “Comment Letter”) with respect to (i) Amendment No. 5 to the Registration Statement on Form S-4 filed by the Registrants on October 22, 2013, File No. 333-187484 (the “Registration Statement”) and (ii) the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed by LINN on February 21, 2013. Concurrently with the submission of this letter, we have filed Amendment No. 6 to the Registration Statement (“Amendment No. 6”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is our response.

October 28, 2013

Staff Comments

Amendment No. 5 to Registration Statement on Form S-4

General

1.	We note the draft language for the proposed risk factor entitled “The merger will not be completed on or prior to October 31, 2013 …” in your response letter dated October 24, 2013. We note in particular your statements that “LINN, LinnCo or Berry may unilaterally terminate the merger agreement”; “it is possible that Berry could terminate the merger agreement” and “LINN, LinnCo and Berry could potentially amend the merger agreement to, among other things, increase the exchange ratio and extend the End Date.” Please advise us as to the nature and content of any communications that have occurred between LINN and LinnCo (and their counsel and representatives) and Berry (and their counsel and representatives) with regard to the possibility of terminating or amending the merger agreement and the status of any negotiations in that regard. We may have further comments after reviewing your response.

Response: The Registrants respectfully refer the Staff to the letter filed by the Registrants as correspondence on October 28, 2013 in response to this comment and the telephonic conversation among H. Roger Schwall, Assistant Director, Anne Nguyen Parker, Branch Chief and Norman von Holtzendorff, Attorney-Advisor of the Staff, and Michael E. Dillard and Divakar Gupta of Latham & Watkins LLP. In such letter, the Registrants provide further clarification regarding the communications between LINN and Berry Petroleum Company (“Berry”) with respect to potential changes to the Agreement and Plan of Merger, dated as of February 20, 2013, by and among the Registrants, Berry and the other parties thereto.

The LinnCo Annual Meeting, page 66

Merger-Related Proposals, page 68

LinnCo Proposal No. 2 and 3 – LinnCo LLC Agreement Amendments, page 68

2.

We note your response to our prior comment 1 and the related revisions you have made in Amendment No. 5 with regard to LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B. However, we note that the following language still appears on page 70: “In the event that both LinnCo LLC Agreement Amendment Proposal A and LinnCo LLC Agreement Amendment Proposal B are not approved by the LinnCo shareholders, the merger cannot be consummated and the amendment to the limited liability company agreement will not be effective. In the event both proposals are approved by the LinnCo shareholders, but the merger is not consummated, the amendment to the limited liability company agreement will not be effective.” Please revise this

October 28, 2013

language to add additional clarification concerning what will happen if only one of the two proposals is approved (i.e. if only Proposal A is approved, and alternatively if only Proposal B is approved).

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on page 71 of Amendment No. 6 to address the Staff’s comment.

Distribution Practices, page 234

3.	Disclosure in the introductory paragraph to the table on page 235 indicates that the table shows details regarding discretionary adjustments made by the LINN board of directors in “determining the periodic distribution amounts”. Separately, the table on page 235 includes a caption titled “Discretionary adjustments to arrive at amounts distributed.” Finally, the explanation provided in footnote 7 to the table indicates your adjustments for working capital are necessary to show the historical amounts LINN’s board of directors determined were “available for distribution”. However, based on the discussion on page 234, we understand that the information included in the table on page 235 is reviewed by LINN’s board, together with other information, in considering whether to increase, decrease or maintain current distributions. That is, the information in the table is used to assess distribution levels and not to determine distribution levels. If our understanding is incorrect, please explain this to us. Otherwise, revise the introductory section and other parts of the tabular presentation on page 235 to clarify how this information is used.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 237 and 238 of Amendment No. 6 to address the Staff’s comment.

4.	Revise note 1 to the tabular presentation of information regarding your discretionary reductions for a portion of oil and natural gas development costs to clarify that the estimated costs and quantities do not represent actual activities or the related costs or reserve conversions or additions. Add references to locations where historical information regarding reserve conversions or additions and related costs can be found.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised the disclosure on page 238 of Amendment No. 6 to address the Staff’s comment.

* * * *

October 28, 2013

At the Staff’s request, the Registrants acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact the undersigned at (281) 840-4156 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

LINN ENERGY, LLC LINNCO, LLC

By:	/s/ Candice J. Wells
Candice J. Wells Vice President, General Counsel and Corporate Secretary

Cc:	Michael E. Dillard Sean T. Wheeler Divakar Gupta Latham & Watkins LLP

Daniel A. Neff David K. Lam Wachtell, Lipton, Rosen & Katz

Kelly B. Rose Baker Botts L.L.P.